VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

October 26, 2015

Re: MF Trust (the “Registrant”)

1933 Act File No. 333-180225

1940 Act File No. 811-22678

Post-Effective Amendment No. 17

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), on behalf of the Registrant, I request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of Post-Effective Amendment No. 17 (“PEA 17”) (Amendment No. 18 under the Investment Company Act of 1940) to the Trust’s Registration Statement on Form N-1A, filed via EDGAR on October 16, 2015 (Accession Number: 0001193125-15-345905), because PEA 17 was filed in error. No securities have been issued or sold pursuant to PEA 17.

Very truly yours,

/s/ Richard F. Kerr